Goodrich Petroleum Corporation

801 Louisiana St., Suite 700

Houston, Texas 77002

(713) 780-9494

Via EDGAR

January 8, 2016

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4268

Re:	Goodrich Petroleum Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Response Dated October 15, 2015

File No. 1-12719

Dear Mr. Schwall:

Set forth below are the responses of Goodrich Petroleum Corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 14, 2015, with respect to Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 1-12719, filed with the Commission on March 2, 2015 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for the Fiscal Year Ended unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2014

Business and Properties, page 3

Oil and Natural Gas Reserves, page 10

1.

Information you provided to us in response to our prior comment 3 compares the number of proved undeveloped reserve (“PUD”) locations actually drilled with those schedule for drilling in each of the years immediately following the effective dates of the year-end 2012, year-end 2013 and year-end 2014 reserve reports. It does not appear that you typically drilled PUD locations in a manner consistent with the schedule for drilling in the years subsequent to each reserve report. Please confirm that you will consider the requirement to drill PUDs within five years of their initial

Securities and Exchange Commission

January 8, 2016

booking date and the need to have adequate financing in place when estimating your PUD quantities as of Decembeer 31, 2015. Refer to Rules 4-10(a)(26) and 4-10(a)(31) of Regulation S-X.

RESPONSE:

The Company confirms that it will consider the requirement to drill PUDs within five years of their initial booking date and the need to have adequate financing in place when estimating PUDs as of December 31, 2015.

2.	Our prior comment 4 requested clarification of the 2014 unit PUD development cost of $11.72/MCFE (=$37.5 million/3.2 BCFE) compared to those for 2013 ($5.75/MCFE), 2012 ($4.29/MCFE) and the 2014 standardized measure’s unit development cost ($4.41/MCFE). You responded: “The 2014 unit PUD development cost were significantly higher than projections due to an issue associated with drilling operations on one well, which required sidetrack operations, resulting in an incremental cost of approximately $12.3 million. Excluding the cost associated with this one incident, our 2014 unit PUD Development cost would have been approximately $5.44/MCFE (=$17.4 million/3.2 BCFE).” When the 2014 PUD development cost is reduced, the unit cost is $7.87/MCFE [=($37.5 million-$12.3 million)/3.2 BCFE] which appears to be appreciably higher than the projected unit development costs in the 2014 standardized measure. Please explain this increase to $7.87/MCFE to us as well as the basis for your projection of future development costs used in the standardized measure.

RESPONSE:

The increase to $7.87/MCFE was primarily due the fact that only three undeveloped locations were drilled in 2014, including the Tuscaloosa Marine Shale well referenced in our initial response which incurred significant incremental costs. In prior years, we drilled a number of wells in other plays, such as the Cotton Valley Taylor Sand, the Haynesville Shale and the Eagle Ford Shale, which generally had lower PUD development costs than wells drilled in the Tuscaloosa Marine Shale. We have subsequently sold our Cotton Valley properties and our Eagle Ford proved reserves, which will factor into our projection of future development costs.

Lease Expiration, page 11

3.	In our prior comment 5, we asked for those PUD reserve volumes scheduled to be drilled after lease expiry. In part, you responded “In line with our past practice, we plan to drill or renew any leases associated with this [PUD] acreage prior to expiration.” We note that you disclosed figures for undeveloped acreage expiring in 2015 as 148,194 on page 13 of your 2013 Form 10-K and as 74,390 on page 11 of your 2014 Form 10-K. Please explain the disposition of the difference – 73,804 acres – between these two figures and address whether this reduction in undeveloped acreage is associated with the 91.7 BCFE negative revision to your PUD reserves during 2014.

Securities and Exchange Commission

January 8, 2016

RESPONSE:

On August 21, 2013, the Company acquired approximately 172,000 net acres, with approximately 3,800 associated oil and gas leases, in the Tuscaloosa Marine Shale play. In calculating the undeveloped lease acreage to expire in 2015 to be reported in our 2013 Form 10-K, we inadvertently used gross acres related to this acquisition rather than net acres as described in the lead-in to the lease expiration table, which accounted for approximately 42,600 acres of the 73,804 acre difference. Net acres were used in making the 2015 lease termination calculation disclosed in the 2014 Form 10-K. In addition, approximately 17,250 net acres were in units drilled in 2014 and subsequently held by production.

This reduction in undeveloped acreage expirations was not associated with a negative PUD revision during 2014.

*    *    *    *    *

In connection with responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 8, 2016

Please direct any questions that you may have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Steve Gill of Vinson & Elkins L.L.P. at (713) 758-4458.

Very truly yours,

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Senior Vice President, General Counsel & Corporate Secretary

Enclosures

cc: Stephen M. Gill, Vinson & Elkins L.L.P.